

07001909

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR - 1 2007
PROCESSING
WASH.

SEC FILE NUMBER
8- 52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1 ,2006 (MM/DD/YY) AND ENDING December 31,2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Blvd. Suite 2800. Miami Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
4/3

OATH OR AFFIRMATION

I, **NUNO M. POPPE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E.S. Financial Services,Inc.**, as of **December 31,** 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title



OLGA GERDTS
MY COMMISSION # DD 498661
EXPIRES: December 12, 2009
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity
- [x] (f) Statement of Changes in Subordinated Debt.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (0) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

E.S. FINANCIAL SERVICES, INC.

Table of Contents



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
E.S. Financial Services, Inc.:

We have audited the accompanying statements of financial condition of E.S. Financial Services, Inc. (the Company), as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, changes in subordinated debt, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2007
Certified Public Accountants

E.S. FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2006 and 2005

Assets		2006	2005
Cash and cash equivalents	$	3,257,243	2,169,482
Cash with clearing broker		92,171	116,865
Due from broker - failed to deliver		76,675	—
Securities owned, at fair value		5,418,575	3,943,830
Deposit with clearing broker		25,000	25,000
Property and equipment, net		275,594	328,369
Other assets		355,339	46,774
Total assets	$	9,500,597	6,630,320
Liabilities and Stockholders' Equity			
Income tax payable to Espirito Santo Bank	$	621,904	204,704
Due to broker – failed to receive		1,697,404	—
Accrued expenses and other liabilities		316,931	186,253
Deferred tax liability		8,654	32,342
Total liabilities		2,644,893	423,299
Commitments (note 7)			
Subordinated debt agreements		2,000,000	2,000,000
Stockholders' equity:			
Common stock, $1.00 par value. Authorized 10,000 shares; issued and outstanding 10,000 shares		10,000	10,000
Additional paid-in capital		1,990,000	1,990,000
Retained earnings		2,855,704	2,207,021
Total stockholders' equity		4,855,704	4,207,021
Total liabilities and stockholders' equity	$	9,500,597	6,630,320

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Operations

Years ended December 31, 2006 and 2005

		2006	2005
Revenue:			
Principal transactions	$	2,453,701	1,355,376
Commissions		750,115	1,363,736
Interest income		248,138	157,829
Other income		17,501	22,636
Total revenue		3,469,455	2,899,577
Expenses:			
Employee compensation and benefits		929,830	916,495
Management fees		588,000	588,000
Occupancy and equipment		367,778	378,081
Communications		98,144	99,470
Interest		100,111	64,251
Commissions and clearing charges		97,581	104,380
Other		245,816	203,681
Total expenses		2,427,260	2,354,358
Income before income tax		1,042,195	545,219
Income tax expense		393,512	205,522
Net income	$	648,683	339,697

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2006 and 2005

	Common stock			Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares		Amount			
Balance, December 31, 2004	10,000	$	10,000	1,990,000	1,867,324	3,867,324
Net income	—		—	—	339,697	339,697
Balance, December 31, 2005	10,000		10,000	1,990,000	2,207,021	4,207,021
Net income	—		—	—	648,683	648,683
Balance, December 31, 2006	10,000	$	10,000	1,990,000	2,855,704	4,855,704

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Changes in Subordinated Debt

Years ended December 31, 2006 and 2005

		2006	2005
Subordinated debt agreements, beginning of year	$	2,000,000	2,000,000
Activity during the year		—	—
Subordinated debt agreements, end of year	$	2,000,000	2,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	648,683	339,697
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred tax provision		(23,688)	818
Depreciation and amortization		53,826	60,004
Change in operating assets and liabilities:			
Due from broker – failed to deliver		(76,675)	—
Securities owned, net		(1,474,745)	(213,418)
Other assets		(308,565)	(24,771)
Income tax payable to Espirito Santo Bank		417,200	(445,212)
Due to broker – failed to receive		1,697,404	(164,346)
Payable to customers		—	(850)
Accrued expenses and other liabilities		47,429	(9,103)
Net cash provided by (used in) operating activities		980,869	(457,181)
Cash flows from investing activities:			
Purchases of property and equipment		(1,051)	(49,187)
Net cash used in investing activities		(1,051)	(49,187)
Cash flows from financing activities:			
Overdraft balance		83,249	16,157
Net cash provided by financing activities		83,249	16,157
Net increase (decrease) in cash and cash equivalents		1,063,067	(490,211)
Cash and cash equivalents, beginning of year		2,286,347	2,776,558
Cash and cash equivalents, end of year	$	3,349,414	2,286,347
Supplemental disclosures of cash flow information:			
Interest paid	$	100,111	64,251
Income taxes paid		—	650,734

See accompanying notes to financial statements.

(1) Organization

E.S. Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. On December 28, 2006, 19.5% of the Company was sold to Compagnie Bancaire Espirito Santo S.A. (CBESSA). Prior to this, the Company was 100% wholly owned by Espirito Santo Bank (the Bank).

The Company provides its customers with transaction services. Revenue derived from these services is recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as of revenue and expenses, at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers cash with clearing broker and all highly liquid debt instruments with original maturities of 90 days or less from date of purchase as cash equivalents.

(c) Securities

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable (fail to deliver) and payable (fail to receive) for securities transactions that have not reached their contractual settlement date are recorded on the statements of financial condition.

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings within principal transactions.

(d) Property and Equipment

Property and equipment includes furniture, computer software and equipment, and leasehold improvements, and is recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

(Continued)

(e) ***Principal Transactions***

Principal transaction revenue is generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically acts as the principal in these transactions and does not receive a fee or commission for providing order execution services.

(f) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) ***Income Taxes***

The Company files consolidated federal and state income tax returns with the Bank. The Company calculates its income tax expense or benefit, and settles the current amount payable to or receivable from the Bank as if it files a separate tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations for the period that includes the enactment date.

(3) Qualified Securities Segregated Under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the rule. At December 31, 2006 and 2005, the Company had qualified securities (U.S. government agencies) with a fair value of approximately $299,000 and $247,000, respectively, in a special reserve account.

(4) Securities Owned

The Company's securities owned at December 31, 2006 and 2005 are as follows:

	2006	2005
U.S. Treasuries	$ 5,418,575	3,943,830

E.S. FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2006 and 2005:

		2006	2005	Estimated useful lives (in years)
Equipment	$	180,690	179,639	3 – 8
Furniture		129,070	129,070	3 – 8
Leasehold improvements		219,895	219,895	20
		529,655	528,604	
Accumulated depreciation and amortization		(254,061)	(200,235)	
	$	275,594	328,369	

(6) Related-Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

		2006	2005
Assets:			
Cash and cash equivalents	$	2,958,095	1,171,899
Liabilities and stockholder's equity:			
Income tax payable to Espirito Santo Bank		621,904	204,704
Subordinated borrowings		2,000,000	2,000,000

The Company maintains its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Bank extends credits to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. The Bank earns interest income and fees from these products. Total margin loans recorded by the Bank amount to approximately $6.5 million and $12.1 million as of December 31, 2006 and 2005, respectively.

Related-party transactions included in the Company's results of operations for the years ended December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Expenses:		
Interest	$ 100,111	64,251
Management fees	588,000	588,000
Rent (included in occupancy and equipment)	84,542	63,700

(7) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party which expires in 2014. The lease agreement contains two 5-year extensions, which management expects to utilize, but are not included in the minimum lease payment table. Future minimum lease payments under this lease as of December 31, 2006 are as follows:

Year ending December 31:	
2007	$ 70,044
2008	70,044
2009	70,044
2010	70,044
2011	70,044
Thereafter	210,132
	$ 560,352

Rental expense amounted to approximately $85,000 and $64,000 for the years ended December 31, 2006 and 2005, respectively.

(8) Subordinated Debt

The borrowings under subordination debt agreements at December 31, 2006 and 2005 represent notes with the Bank at the federal funds rate (5.25% at December 31, 2006 and 4.25% at December 31, 2005), maturing 2007.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 10% of their annual salary. All contributions made by the Company to

the participants' accounts vest incrementally in the second year through completion of the seventh year of employment.

The Company contributed approximately $29,000 and $37,000 to the Plan in 2006 and 2005, respectively.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of approximately $5,175,000 and $5,812,000, respectively, which is approximately $4,925,000 and $5,562,000, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 and 2005 is 0.51 to 1 and 0.70 to 1, respectively.

(11) Financial Instruments with Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these broker/dealers and customers.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker/dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

(Continued)

(12) Income Taxes

Income tax expense reflected in the statements of operations for the years ended December 31, 2006 and 2005 consists of:

	2006	2005
Current tax expense:		
U.S. federal	$ 356,222	174,785
State and local	60,978	29,919
	417,200	204,704
Deferred tax expense:		
U.S. federal	(20,226)	698
State and local	(3,462)	120
	(23,688)	818
Total income tax expense	$ 393,512	205,522

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2006 and 2005 and the reported income tax expense is as follows:

	2006	2005
Federal income taxes at statutory tax rates	$ 354,346	185,374
State income taxes, net of related federal benefit	37,961	19,826
Nondeductible expenses	1,205	322
Total income tax expense	$ 393,512	205,522

(Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

		2006	2005
Deferred tax asset:			
Accrued expenses		27,094	—
Start-up expenses	$	—	3,317
Total gross deferred tax asset		27,094	3,317
Deferred tax *liabilities*:			
Property and equipment		35,748	35,659
Total gross deferred tax liabilities		35,748	35,659
Net deferred tax liability	$	(8,654)	(32,342)

There was no valuation allowance recorded for deferred tax assets as of December 31, 2006 and 2005. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Schedule I

E.S. FINANCIAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2006

Computation of Net Capital

Total stockholder's equity			$	4,855,704
Subordinated debt				2,000,000
Total capital and allowable subordinated debt				6,855,704
Deductions and/or charges:				
Nonallowable assets:				
Property and equipment	$	275,594		
Other assets		355,339		
Other deductions		1,029,600		
Total deductions				1,660,533
Net capital before haircuts on securities positions				5,195,171
Haircuts on securities				19,679
Net capital			$	5,175,492

Computation of Aggregate Indebtedness

Items included in statement of financial condition:		
Income tax payable to Espirito Santo Bank	$	621,904
Due to broker - failed to receive		1,697,404
Accrued expenses and other liabilities		316,931
Total aggregate indebtedness	$	2,636,239

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness	$	175,837
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		4,925,492
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		4,911,868
Ratio of aggregate indebtedness to net capital		0.51 to 1

Note – See schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

E.S. FINANCIAL SERVICES, INC.

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 to the Company's Corresponding
Unaudited Form X-17A-5, Part IIA Filing

December 31, 2006

Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	5,157,301
Adjustment related to income taxes		18,191
Net capital calculation pursuant to Rule 15c3-1	$	5,175,492

See accompanying independent auditors' report.

Schedule III

E.S. FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2006

Credit Balances		
Customers' securities failed to receive	$	1,697,404
Credit balances in firm accounts which are attributable to principal sales to customers		—
Free credit balances and other credit balances in customers' security accounts		10,023
Total credit items	$	1,707,427
Debit Balances		
Customers' securities failed to deliver	$	76,675
Total debit items	$	76,675
Reserve Computation		
Excess of total credits over total debits	$	1,630,752
Required deposit (105% of excess)	$	1,712,290
Amount held on deposit in "Reserve Bank Account" as of December 31, 2006	$	299,148
Amount on deposit, including value of qualified securities		1,474,170
Amount on withdrawal		—
Net amount in Reserve Bank Account after adding deposit and subtracting withdrawal	$	1,773,318

No significant differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule IV

E.S. FINANCIAL SERVICES, INC.

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2006

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	—
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—

See accompanying independent auditors' report.



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements of E.S. Financial Services, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of perfuming their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007
Certified Public Accountants

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